EXHIBIT 11-1
THE NAVIGATORS GROUP, INC. AND SUBSIDIARIES
COMPUTATION OF PER SHARE EARNINGS
Earnings Per Share of Common Stock and Common Stock Equivalents
($ and shares in thousands, except per share data)

	Year Ended December 31,
	2008	2007	2006

Net income applicable to common stock	$51,692	$95,620	$72,563

Average number of common shares outstanding	16,802	16,812	16,722

Net income per share — Basic	$3.08	$5.69	$4.34

Average number of common shares outstanding	16,802	16,812	16,722
Add: Assumed exercise of stock options and vesting of stock grants	190	193	134

Common and common equivalent shares outstanding	16,992	17,005	16,856

Net income per share — Diluted	$3.04	$5.62	$4.30